Filed by Metal Management, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Metal Management, Inc.
(Commission File No. 001-33044)
FOR IMMEDIATE RELEASE
METAL MANAGEMENT AND SIMS GROUP LIMITED
AMENDED MERGER REGISTRATION STATEMENT DECLARED EFFECTIVE
Special Meeting of Metal Management Stockholders
to Vote on Merger Scheduled for March 14, 2008
CHICAGO, IL — February 12, 2008 — Metal Management, Inc. (NYSE: MM) today announced that the Securities and Exchange Commission (SEC) has declared effective the Registration Statement on Form F-4 of Sims Group Limited (ASX: SGM) relating to the proposed merger between Metal Management and Sims Group Limited.
As previously announced on September 24, 2007, Metal Management’s Board of Directors unanimously approved a definitive agreement to combine with Sims. Under the terms of the agreement, Metal Management stockholders will receive 2.05 Sims American Depositary Shares (ADSs) for each share of Metal Management stock. The special meeting of Metal Management stockholders to approve the merger has been scheduled for March 14, 2008 at 10:00 a.m., local time, at the offices of King & Spalding LLP, 1185 Avenue of the Americas, 34th floor, New York, New York.
Metal Management stockholders of record as of January 25, 2008, will be mailed the proxy statement/prospectus containing detailed information about the merger and the special meeting. That document is also a prospectus for the Sims ordinary shares underlying the Sims ADSs that will be issued in the merger. Metal Management’s stockholders are encouraged to read carefully the proxy statement/prospectus before voting. A copy of the proxy statement/prospectus and the supplementary materials are also available on the SEC’s website: www.sec.gov and Metal Management’s website: www.mtlm.com. Subject to Metal Management stockholder approval, the transaction is expected to close soon after the special meeting.
Metal Management stockholders are reminded that their vote is important. The Metal Management board of directors unanimously recommends that Metal Management stockholders vote “FOR” adoption of the merger agreement and plan of merger.
About Metal Management, Inc.
Metal Management is one of the largest full service metal recyclers in the United States, with 53 recycling facilities in 17 states. For more information about Metal Management, Inc., visit Metal Management’s website at www.mtlm.com.

Forward-Looking Statements
The statement in this release regarding the expected closing of the merger is a forward-looking statement made in reliance upon the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. As such, the statement involves risks and uncertainties and is subject to change. This statement reflects Metal Management, Inc.’s current expectations regarding the closing of the merger. As discussed in the Registration Statement and proxy statement/prospectus filed with the SEC, the closing of the merger is subject to the receipt of Metal Management’s stockholder approval and satisfaction of other conditions.
Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form F-4 has been filed with the SEC. METAL MANAGEMENT STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final proxy statement/prospectus will be mailed to stockholders of Metal Management. Investors and stockholders will be able to obtain the documents free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or from Metal Management’s website, or www.mtlm.com, or from Georgeson Inc. at 866-288-2196.
Participants in Solicitation
Metal Management and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Metal Management’s participants is set forth in the proxy statement dated July 30, 2007 for Metal Management’s 2007 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants in Metal Management in the solicitation of proxies in respect of the merger is included in the registration statement and proxy statement/prospectus filed with the SEC.
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